Term sheet No. 207SS To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement SS dated October 23, 2007	Registration Statement No. 333-137902 Dated October 24, 2007; Rule 433

Deutsche Bank AG, London Branch

$

18.20% – 19.20% Bearish Reverse Convertible Securities Linked to the Common Stock of Apple Inc. due October 31*, 2008

General

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The securities are designed for investors who seek a higher coupon than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation of the Reference Stock and be willing to lose some or all of their initial investment at maturity.

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The securities will pay a coupon of 18.20% – 19.20% per annum, the actual coupon rate to be determined on the trade date, paid monthly in arrears on the final business day of each calendar month commencing on November 30, 2007 and ending on the maturity date. However, the securities do not guarantee any return of your initial investment at maturity. Instead, the payment at maturity will be based on whether the price of the Reference Stock is less than the Threshold Price at all times during the Observation Period or, if the price of the Reference Stock is greater than or equal to the Threshold Price at any time during the Observation Period, on the Final Stock Price of the Reference Stock, as described below.

•	The denomination of the securities (the “face amount”) is equal to $1,000 per security.
•	Senior unsecured obligations of Deutsche Bank AG due on or about October 31*, 2008.
•	The securities are expected to price on or about October 24*, 2007 and are expected to settle on or about October 30*, 2007 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody’s Investors Service Ltd has assigned a rating of Aa1 to the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†
Reference Stock:	Common stock, no par value, of Apple Inc. (NASDAQ (the “Relevant Exchange”), symbol “AAPL”).
Coupon:

18.20% – 19.20% per annum, the actual coupon rate to be determined on the trade date, payable monthly in arrears on the final business day of each calendar month commencing on November 30, 2007 and ending on the maturity date based on a 30/360 day count fraction.

Coupon Payment Dates:

The Coupon will be payable monthly in arrears on the final business day of each calendar month commencing on November 30, 2007 and ending on the maturity date. See “Selected Purchase Considerations – Coupon Payment” in this term sheet for more information.

Payment at Maturity:	The payment you will receive at maturity (excluding any coupon payment) will be calculated as follows:

•      If the price of the Reference Stock quoted on the Relevant Exchange is less than the Threshold Price at all times during the Observation Period, you will receive a cash payment per security equal to the face amount.

•      If the price of the Reference Stock quoted on the Relevant Exchange is greater than or equal to the Threshold Price at any time during the Observation Period, then:

•      if the Final Stock Price is less than or equal to the Initial Stock Price, you will receive a cash payment per security equal to the face amount; or

•      if the Final Stock Price is greater than the Initial Stock Price, you will receive a cash payment per $1,000 security face amount equal to the greater of:

(i) zero and

(ii) $1,000 – ($1,000 x Reference Stock Return), where Reference Stock Return =

Final Stock Price – Initial Stock Price

Initial Stock Price

If the price of the Reference Stock is not less than the Threshold at all times during the Observation Period and the Final Stock Price is greater than the Initial Stock Price, the Payment at Maturity will be less than your initial investment and may be zero.

Threshold Price:	An amount that represents 125% of the Initial Stock Price, subject to adjustments as described under “Terms of Securities — Anti-dilution Adjustments” in the accompanying product supplement.
Observation Period:	The period from but not including the Trade Date to and including the Final Valuation Date.
Initial Stock Price:

A price of the Reference Stock to be determined on the Trade Date, subject to adjustments as described under “Description of Securities — Payment at Maturity” and “Terms of Securities — Anti-dilution Adjustments” in the accompanying product supplement.

Final Stock Price:	The closing price of the Reference Stock on the Final Valuation Date.
Stock Adjustment Factor:	1.0 on the Trade Date and subject to adjustment under certain circumstances as described under “Terms of Securities — Anti-Dilution Adjustments” in the accompanying product supplement.
Trade Date:	October 24*, 2007
Final Valuation Date:	October 30*, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement.
Maturity Date:	October 31*, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Securities — Payment at Maturity” in the accompanying product supplement.
CUSIP:	2515A0 FJ 7
ISIN:	US2515A0FJ79

*Expected

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

†A credit rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision at any time by the assigning rating agency.

Investing in the securities involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$	$	$
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement SS dated October 23, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement SS dated October 23, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507223971/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

What is the Payment Amount on the Securities at Maturity (Excluding any Coupon Payments) Assuming a Range of Performance for the Reference Stock?

The table below illustrates the hypothetical payment at maturity (excluding any coupon payments) per security for a hypothetical range of performance for the Reference Stock and assumes an Initial Stock Price of $174.36, a Threshold Price of $217.95 (the actual Initial Stock Price and Threshold Price will be determined on the Trade Date), and that there will be no anti-dilution adjustments or market disruption events. The following results are based solely on the hypothetical example cited and do not reflect the payment of any accrued and unpaid coupon on the securities. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		Price of the Reference Stock is less than the Threshold Price at all times during the Observation Period		Price of the Reference Stock is greater than or equal to the Threshold Price at any Trading Day during the Observation Period
Final Stock Price	Final Stock Price as % of Initial Stock Price	Payment at maturity	Payment at Maturity as % of Face Amount	Payment at Maturity ($)	Payment at Maturity as % of Face Amount
$261.54	150%	N/A	N/A	$500	50%
$226.67	130%	N/A	N/A	$700	70%
$217.95	125%	N/A	N/A	$750	75%
$209.23	120%	$1,000	100%	$800	80%
$200.51	115%	$1,000	100%	$850	85%
$191.80	110%	$1,000	100%	$900	90%
$183.08	105%	$1,000	100%	$950	95%
$174.36	100%	$1,000	100%	$1,000	100%
$165.64	95%	$1,000	100%	$1,000	100%
$156.92	90%	$1,000	100%	$1,000	100%
$148.21	85%	$1,000	100%	$1,000	100%
$139.49	80%	$1,000	100%	$1,000	100%
$130.77	75%	$1,000	100%	$1,000	100%
$87.18	50%	$1,000	100%	$1,000	100%
$34.87	20%	$1,000	100%	$1,000	100%
$0.00	0%	$1,000	100%	$1,000	100%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the returns (excluding any coupon payments) set forth in the table above are calculated.

Example 1: The price of the Reference Stock is less than the Threshold Price of $217.95 at all times during the Observation Period and decreases by 20% from the Initial Stock Price of $174.36 to the Final Stock Price of $139.49. Because the price of the Reference Stock is less than the Threshold Price of $217.95 at all times during the Observation Period, the investor receives at maturity a cash payment of $1,000 per security.

Example 2: The price of the Reference Stock is less than the Threshold Price of $217.95 at all times during the Observation Period and increases by 20% from the Initial Stock Price of $174.36 to the Final Stock Price of $209.23. Because the price of the Reference Stock is less than the Threshold Price of $217.95 at all times during the Observation Period, the investor receives at maturity a cash payment of $1,000 per security, despite the 20% appreciation in the value of the Reference Stock.

Example 3: The price of the Reference Stock is greater than or equal to the Threshold Price of $217.95 at least once during the Observation Period and ultimately decreases by 20% from the Initial Stock Price of $174.36 to the Final Stock Price of $139.49. Because the price of the Reference Stock is greater than or equal to the Threshold Price of $217.95 at least once during the Observation Period, but the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a cash payment of $1,000 per security.

Example 4: The price of the Reference Stock is greater than or equal to the Threshold Price of $217.95 at least once during the Observation Period and ultimately increases by 20% from the Initial Stock Price of $174.36 to the Final Stock Price of $209.23. Because the price of the Reference Stock is greater than or equal to the Threshold Price of $217.95 at least once during the Observation Period, and the Final Stock Price is greater than the Initial Stock Price, the investor receives at maturity per security a cash payment of $800, which is an amount equal to the greater of: (i) zero and (ii) $1,000 – ($1,000 x 0.20).

Selected Purchase Considerations

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THE SECURITIES OFFER A HIGHER COUPON THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The securities will pay monthly coupons of 18.20% – 19.20% per year, the actual coupon rate to be determined on the trade date, paid monthly in arrears on the final business day of each calendar month commencing on November 30, 2007 and ending on the maturity date. We believe that this coupon rate is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the securities are our senior unsecured obligations, any coupon payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

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COUPON PAYMENT — The securities offer monthly coupon payments at a rate of 18.20% – 19.20% per year, the actual coupon rate to be determined on the trade date, payable monthly in arrears on the final business day of each calendar month commencing on November 30, 2007 and ending on the maturity date (each such date, a “Coupon Payment Date”), to the holders of record at the close of business on the date 5 calendar days prior to the applicable Coupon Payment Date.

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THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT — The return of your initial investment at maturity is protected so long as the price of the Reference Stock is less than the Threshold Price at all times during the Observation Period, or the Final Stock Price is not greater than the Initial Stock Price. However, if the price of the Reference Stock is greater than or equal to the Threshold Price even once during the Observation Period and the Final Stock Price is greater than the Initial Stock Price, you could lose up to your entire initial investment in the securities.

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CERTAIN INCOME TAX CONSEQUENCES — You should carefully review the section of this pricing supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the securities are uncertain, we believe that it is reasonable (in the absence of an administrative decision or judicial ruling to the contrary) to treat a security for U.S. federal income tax purposes as a call option (the “Call Option”) written by you to us with respect to the Reference Stock secured by a cash deposit equal to the face amount (the “Deposit”), which will bear an annual yield, based on our cost of borrowing, of 4.76%, paid monthly. Under this treatment, less than the full coupon payment will be attributable to the yield on Deposit; the excess of the coupon payment over the portion of the payment attributable to the yield on the Deposit will represent option premium attributable to your grant of the Call Option (“Option Premium”). Interest attributable to the Deposit will generally be treated as ordinary interest income on a term of indebtedness of more than one year. If on the Maturity Date you receive less than $1,000 (excluding any coupon payment), the Call Option will be deemed to have been exercised. In that case, any payment you receive (excluding any coupon payment) will be treated as (i) the payment to you in full of the Deposit, which would not result in the recognition of gain or loss, and (ii) your payment to us of a portion or all of such amount received in satisfaction of your obligation to us under the Call Option, which would result in your recognition of short-term capital gain or loss with respect to the Call Option equal to the total Option Premium received minus the amount deemed paid to us in full satisfaction of the Call Option. If on the Maturity Date you receive an amount of cash (excluding any coupon payment) equal to the issue price, the Call Option will be deemed to have expired unexercised. In this case, you generally will not recognize income upon the return of the Deposit, but you generally will recognize short-term capital gain in an amount equal to the total Option Premium received.

If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities please see the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You are urged to consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the securities (including alternative treatments), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. Your initial investment is protected so long as the Reference Stock is less than the Threshold Price at all times during the Observation Period or the Final Stock Price is not greater than the Initial Stock Price. If the Final Stock Price is greater than the Initial Stock Price, and the price of the Reference Stock during the Observation Period is greater than or equal to the Threshold Price at any time during the Observation Period, you will receive at maturity a cash payment equal to the security face amount less the appreciation of the Reference Stock and you will lose 1% of the aggregate face amount of your securities for every 1% increase in the Final Stock Price as compared to the Initial Stock Price. Accordingly, you could lose up to the entire amount of your initial investment. YOUR

INVESTMENT MAY BECOME FULLY EXPOSED IF THE PRICE OF THE REFERENCE STOCK EXCEEDS THE THRESHOLD PRICE AT ANY TIME DURING THE OBSERVATION PERIOD.

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YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS THE COUPONS REGARDLESS OF ANY DEPRECIATION IN THE VALUE OF THE REFERENCE STOCK — The greatest payment that you will receive at maturity per security is the face amount plus any accrued and unpaid coupon, regardless of any depreciation in the value of the Reference Stock, which may be significant. If the Reference Stock is greater than or equal to the Threshold on any Trading Day and the Final Stock Price is less than the Initial Stock Price, returns will be less than the face amount plus any accrued and unpaid coupon. Accordingly, the return on the securities may be significantly less than the return on a direct short position in the Reference Stock during the term of the securities.

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NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the securities, you will not have any ownership interest or rights in Apple Inc. (the “Reference Stock Issuer”), such as voting rights or rights to receive dividend payments or other distributions. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Reference Stock and the securities.

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NO AFFILIATION WITH THE REFERENCE STOCK ISSUER. — We are not affiliated with the Reference Stock Issuer and we assume no responsibility for the adequacy of the information about the Reference Stock Issuer contained in this term sheet. You should make your own investigation into the Reference Stock and Reference Stock Issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full amount of your initial investment in the securities, the original issue price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK TO WHICH THE SECURITIES ARE LINKED OR THE MARKET

VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Stock to which the securities are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer or providing advisory services to the Reference Stock Issuer. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the securities, you should undertake an independent investigation of the Reference Stock Issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the price of the Reference Stock on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement.

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ANTI-DILUTION ADJUSTMENTS MAY AFFECT THE VALUE OF THE SECURITIES — The calculation agent may make adjustments to the Stock Adjustment Factor for certain events affecting the Reference Stock. If such adjustments are made, the value of the securities may be materially and adversely affected.

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THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments) as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Please read carefully the section of the accompanying product supplement called “Certain U.S. Federal Income Tax Consequences.”

THE REFERENCE STOCK

Public Information

All information on the Reference Stock and on the Reference Stock Issuer contained in this term sheet is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, the Reference Stock Issuer designs, manufactures and markets personal computers and related software, services, peripherals and networking solutions. The Reference Stock Issuer also designs, develops and markets a line of portable digital music players along with related accessories and services, including the online sale of third-party audio and video products. The Reference Stock is listed on the NASDAQ, which we refer to as the Relevant Exchange for purposes of the accompanying product supplement. The Reference Stock Issuer’s SEC file number is 000-10030 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock from October 22, 2002 through October 22, 2007. The closing price of the Reference Stock on October 22, 2007 was $174.36. We obtained the historical closing prices of the Reference Stock from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Final Stock Price. We cannot give you assurance that the performance of the Reference Stock will result in the return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will not receive any discounts or commissions in connection with the sale of the securities. See “Underwriting” in the accompanying product supplement.

We expect to deliver the securities against payment for the securities on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date will be required, by virtue of the fact that we expect the securities initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.